

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2015

Colin S. Stretch
Vice President, General Counsel and Secretary
Facebook, Inc.
1601 Willow Road
Menlo Park, CA 94025

> **Re:** **Facebook, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 24, 2015**
> **File No. 001-35551**

Dear Mr. Stretch:

We have limited our review of your filing to those issues we have addressed in our comment below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Executive Compensation

Compensation Discussion and Analysis

Perquisites and Other Benefits, page 25

1. You disclose that as part of an "overall security program" for Mr. Zuckerberg, you "paid for the initial procurement, installation, and maintenance of security measures for Mr. Zuckerberg's personal residences, and [you] pay for the annual costs of security personnel…." Please advise whether the aggregate incremental amounts paid by the company for such purposes are included as "All Other Compensation" for Mr. Zuckerberg in the summary compensation table on page 27. If not, please explain to us how you concluded that such amounts are not required to be disclosed pursuant to Item 402(c)(2)(ix)(A) of Regulation S-K and Instruction 4 to Item 402(c)(2)(ix). In this regard, we note guidance from Section II.C.1.e.i. of SEC Release No. 33-8732A referring to "security provided at a personal residence or during personal travel" as an example of an item requiring disclosure as a perquisite or personal benefit under Item 402.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Katherine Wray, Attorney-Advisor, at (202) 551-3483 or me at (202) 551-3735 with any questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies
and Services

cc: Michael Johnson, Deputy General Counsel
        Jeffrey R. Vetter, Fenwick & West LLP